Exhibit 12

                    RATIO OF EARNINGS TO FIXED CHARGES

                 Thirteen Weeks Ended             Fiscal Year Ended
                August 27, August 28,  May 28, May 29, May 30, May 31, May 26,
                   1995      1994       1995    1994    1993    1992    1991

Ratio of Earnings
  to Fixed Charges 7.59     7.47        4.10    6.18    8.62    9.28    8.06



For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.